GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2005 NOV -1 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2005 OCT 31 P 2:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 17, 2005

<u>By Air Mail</u>

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

[redacted]

05012180

Dear Sir,

We write this to inform you that the workers of one of the Grasim's Viscose Staple Fibre (VSF) Plant at Harihar in Karnataka (called Grasilene Division) have gone on unjustified and illegal strike from today. Consequently, manufacturing activities at the above Plant have come to a stand still. The Company is seeking the intervention of the State Government and the Labour Department as per the due process of law.

Grasim's other VSF Plants at Nagda in Madhya Pradesh and Kharach in Gujarat are operating normally. The turnover of Grasilene Division, Harihar constitutes about 15% of the Pulp & Fibre business and 4.75% of total turnover of Grasim.

Thanking you,

Yours faithfully,

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

BK Malu

Ashok Malu
Company Secretary